UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

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Commission File Number: 001-34563

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CONCORD MEDICAL SERVICES HOLDINGS LIMITED

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18/F, Tower A, Global Trade Center

36 North Third Ring Road East, Dongcheng District

Beijing 100013

People’s Republic of China

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: September 18, 2017

Exhibit Index

Exhibit No.	Description
99.1	Press Release